GLASS LEWIS

Glass Lewis Recommends Shareholders Vote "For" Boots Capital Nominees Ted B. Miller and Charles C. Green

In its report, Glass Lewis concluded that Boots Capital has "put forth a credible slate of nominees, as well as reasonable suggestions for the Company that we believe should earnestly warrant greater consideration by the Board" and there is "room for improvement at the Board level" at Crown Castle.

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